

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2013

<u>Via Email</u>
Mr. Huichun Qin
Chief Executive Officer
China Commercial Credit, Inc.
No. 1688, Yunli Road, Tongli
Wujiang, Jiangsu Province
People's Republic of China

>   **Re: China Commercial Credit, Inc.**
>   **Amendment Number 1 to Registration Statement on Form S-1**
>   **Filed June 27, 2013**
>   **File No. 333-189186**

Dear Mr. Qin:

We have completed our review of the above referenced filing, filed in response to our comment letter dated June 9, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and submitting an amended registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Previously we asked you to file all of your response letters, including those submitted with confidentially submitted materials. While you say in your last response letter that you have done this, we are unable to locate this material. Please file these letters on the public EDGAR system when you file your next amendment.

<u>The Company</u>
<u>General, page 2</u>

2. Revise to add clarification to the last sentence of the fourth paragraph indicating 197 loans are over 12 months old. Please disclose, if true, that all of these 197 loans were paid in full prior to 12 months from origination.

Business Strategy, page 2

3. We note your revision indicating that you may pursue acquisitions with some of the proceeds. Please provide the staff with an analysis under Rule 419 as to why the proceeds should not be escrowed until an acquisition is identified and purchasers offered an investment decision in the acquisition.

4. Please revise the second paragraph to clarify several details regarding the proceeds to be used as collateral. In this regard, explain what benefit CCC holders will receive by providing collateral for the 12 Wujiang shareholders, e.g., a fee, interest on the loan, etc. In addition, since the 12 equity shareholders in Wujiang have already pledged the entire net income of Wujiang for their interest in CCC, disclose what benefit these shareholders will gain from additional capital investment in Wujiang.

5. With regard to the disclosure that "in the event the proceeds are not available to the Wujiang shareholders", revise to explain what events might result in this situation. In addition, revise to add a new subsection for "New Banking Entity" or another similar caption and move this disclosure to that section. In that section add disclosure as to what entity will conduct the proposed new banking business, it regulatory requirements, and other material items, such as but not limited to, how you will obtain these customers, what the lending requirements will be with regard to collateral, due diligence, terms, etc.

Corporate Structure, page 4

6. We note the 16 individuals listed in the table on page 16. In this regard, we note the first 9 are also listed as beneficial owners on page 75 and the 10th person listed on page 6 appears to be the 10th listed on page 75 if there is a misspelling. However, the last 6 individuals listed on page 6 are not listed on page 75. Please advise us as to the individual share holdings of the last 6 entities listed on page 6.

Capitalization, page 35

7. We note the revisions made to your tabular presentation of your capitalization table, and other parts of the filing including your financial statements, as a result of comment 12 from our letter dated June 19, 2013. The number of shares of Series A and Series B preferred stock presented in both your capitalization table and financial statements are different from those disclosed in other parts of the filing, including those on pages 6 and 76. Please tell us and revise to disclose if there were any issuances of preferred stock subsequent to March 31, 2013, and if not, revise to reconcile this inconsistency throughout the filing.

8. As a related matter, in the event there are additional sales of Series A and Series B preferred stock subsequent to March 31, 2013, please tell us and revise to explain in detail the terms of the sale(s) similar to those for prior sales.

Security Ownership of Certain Beneficial Owners…, page 75

9. Revise to add a footnote for Regeneration and include therein the name or names of those members holding voting and dispositive powers over the shares. In addition, supplementally provide the staff with the names of all members.

10. With regard to footnote (3), advise the staff if the identities of the five directors to be added are known at the present time.

Note 18. Capital Transaction, page F-22

11. We note your response to comment 16 from our letter dated June 19, 2013. Given your disclosure on page 75 that 348,461 shares of your common stock held by Regeneration would be transferred to holders of Series A and Series B preferred, please tell us how the automatic conversion of your Series A and Series B preferred stock would be consummated without a repurchase of founders (Regeneration) shares and subsequent transfer of these common shares to your preferred stockholders. Please tell us and revise your filing to address the following:

- Explain how you will account for this transaction in your financial statements.
- Explain why Regeneration would agree to transfer 348,461 shares of common stock owned and decrease their common stock shares held from 540,000 to 191,539 as noted on page 75. We note from the Form of Series A and Series B Preferred Stock Subscription Agreements filed as Exhibits 10.11 and 10.12 that such a transfer was not a part of the agreement.
- We note on page 74 that Regeneration may be deemed to be a promoter in addition to disclosure on page 79 that they also have agreed to pay on your behalf fees and expenses in connection with this offering which will be reimbursed upon the consummation of this offering. Please tell us the fees and expenses paid to Regeneration subsequent to their receipt of 540,000 shares on December 19, 2011 and an understanding of their services rendered. Please also tell us if there are any other agreements (oral or contractual) to pay Regeneration for services to be performed in the future.

Please ensure that your response and revisions to the filing provide a complete understanding of the transfer of common stock upon the conversion of the Series A and Series B preferred stock and explains your relationship with Regeneration.

Note 19. Earnings Per Common Share, page F-23

12. We note your response to comment 14 from our letter dated June 19, 2013 and the revisions made to include earnings per share information. The disclosure of earnings per share on page F-3 appears to be presented on a pre-split basis and does not appear to reflect the 0.7812 to 1 reverse stock split which occurred on May 20, 2013. Noting that you have included the effect of this reverse stock split in your financial statements for the interim period ended March 31, 2013 as noted on pages F-29 and F-50 please revise to include the effect of this reverse stock split in all your historical financial statements pursuant to ASC 260-10-55-12 and ASC 505-10-S99-4.

Unaudited Consolidated Financial Statements

Note 2. Restatement of Prior Period Financial Statements, page F-32

13. We note your response to comment 17 from our letter dated June 19, 2013. Please address the following separately as it relates to each of the errors you have identified:

- Your current disclosure states that these errors were identified subsequent to the original issuance of your 2012 financial statements but you state in your response that these errors were discovered and corrected during the six months period ended June 30, 2012 and only impacted the three months ended March 31, 2012. Please reconcile this apparent inconsistency.
- Provide us with a detailed explanation of each error including a comprehensive discussion of how and when they were identified and the periods the errors related to.
- In your response discussing each of the identified errors, please address how you considered the guidance in Staff Accounting Bulletin Topic 1.M and 1.N in reaching a conclusion for each error that the error was both quantitatively and qualitatively not material to the financial statements included in the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

Mr. Huichun Qin
Chief Executive Officer
China Commercial Credit, Inc.
July 9, 2013
Page 5

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz at 202-551-3484 or Amit Pande, Accounting Branch Chief at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney

Via Email to: Benjamin S. Reichel
breichel@egsllp.com